UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Vector Group Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    112525100
                                 (CUSIP Number)

                       Marc Weitzen, Esq., General Counsel
                 Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 16, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 112525100

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                      1,990,934

         8        SHARED VOTING POWER
                              0

         9        SOLE DISPOSITIVE POWER
                      1,990,934

         10       SHARED DISPOSITIVE POWER
                              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,990,934

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        7.66%

14       TYPE OF REPORTING PERSON*
                           PN



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                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                             0

         8        SHARED VOTING POWER
                     1,990,934

         9        SOLE DISPOSITIVE POWER
                             0

         10       SHARED DISPOSITIVE POWER
                      1,990,934

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,990,934

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      7.66%

14       TYPE OF REPORTING PERSON*
                                       CO



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                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                             0

         8        SHARED VOTING POWER
                      1,990,934

         9        SOLE DISPOSITIVE POWER
                              0

         10       SHARED DISPOSITIVE POWER
                      1,990,934

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,990,934

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.66%

14       TYPE OF REPORTING PERSON*
                      IN



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                                  SCHEDULE 13D
                                (Amendment No. 3)
CUSIP No. 11252100

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                        12,548

         8        SHARED VOTING POWER
                             0

         9        SOLE DISPOSITIVE POWER
                        12,548

         10       SHARED DISPOSITIVE POWER
                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          12,548

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      .048%

14       TYPE OF REPORTING PERSON*
         IN




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                                  SCHEDULE 13D
                                (Amendment No. 3)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by the Registrants, as amended on October 7, 1998 and on April 28, 2000, relating to the common shares, $0.10 par value (the "Shares"), of Vector Group Ltd. (f/k/a Brooke Group Ltd.) (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.  Identity and Background

         Item 2 is hereby amended to add the following:

         As of October 23, 2000, Riverdale ceased to be the general partner of High River and Barberry Corp., a Delaware corporation ("Barberry"), became the general partner of High River. The principal business address and the address of the principal office of: (i) Barberry is 100 South Bedford Road, Mt. Kisco, NY 10549, and (ii) Gail Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

         Barberry is 100% owned by Carl C. Icahn and is principally engaged in the business of investing in securities.

         The principal occupation or employment of Gail Golden, who is the spouse of Carl C. Icahn, is acting as Vice Chairman of Lowestfare, LLC, an internet based travel agency indirectly wholly-owned by Mr. Icahn. Ms. Golden also acts as an officer of various other entities, indirectly or directly, wholly-owned by Mr. Icahn.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 9,267 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $304,383.23 (including commissions). The source of funding for the purchase of these Shares was general working capital of High River and personal funds of Gail Golden.

         On May 16, 2001, High River entered into a stock purchase agreement with Vector Group, Ltd. whereby High River has agreed to purchase and the Issuer has agreed to sell to High River 1,639,344 Shares for $50,000,000. The source of funding for the purchase of the foregoing Shares will be the general working capital of High River.

Item 5.           Interest in Securities of the Issuer

         (a) On May 16, 2001, High River entered into a stock purchase agreement with Vector Group, Ltd. whereby High River has agreed to purchase and the Issuer has agreed to sell to High River 1,639,344 shares for $50,000,000 (the "Additional Shares"), attached hereto as Exhibit 2. The closing (the "Closing") of the purchase of the Additional Shares is conditioned upon the expiration or termination of the waiting period under the Hart-Scott-Rodino Act and the



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acceptance of the Additional Shares for listing by the New York Stock Exchange.
As of the close of business on May 15, 2001, Registrants may be deemed to beneficially own, in the aggregate, 2,003,482 Shares representing approximately 7.71% of the Issuer's outstanding Shares (based upon the 25,994,721 Shares stated to be outstanding as of May 11, 2001 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2001). Following the Closing, Registrants may be deemed to beneficially own, in the aggregate, 3,642,826 Shares representing approximately 13.18% of the Issuers outstanding Shares.

         (b) High River has sole voting power and sole dispositive power with regard to 1,990,934 Shares. As of October 23, 2000 Barberry has shared voting power and shared dispositive power with regard to 1,990,934 Shares, previously beneficially owned by Riverdale. Carl C. Icahn has shared voting power and shared dispositive power with regard to 1,990,934 Shares. Gail Golden has sole voting power and sole dispositive power with regard to 12,548 Shares.

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected by any of the Registrants during the past sixty days. All such transactions were effected in the open market.


                                            No. of Shares     Price
         Name               Date            Purchased         Per Share

         High River        5/9/01            3,100             $30.5419

         Gail Golden       5/8/01            2,500             $32.15

         Gail Golden       4/26/00           1,000             $34.75

         Gail Golden       4/26/01           1,667             $35.00

         Gail Golden       4/26/01           1,000             $34.50


Item 7.  Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

2. Stock Purchase Agreement, dated May 16, 2001, between Vector Group Ltd. and High River Limited Partnerships.

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2001




HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP,
         General Partner


         By:      /s/ Edward E. Mattner
                 ---------------------------
                 Name: Edward E. Mattner
                 Title:   Authorized Signatory




BARBERRY CORP.


By:      /s/ Edward E. Mattner
         --------------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory



/s/ Carl C. Icahn
----------------------
CARL C. ICAHN


/s/ Gail Golden
--------------------
GAIL GOLDEN







   [Signature Page of Amendment No. 3 to Schedule 13D with respect to Vector
                                  Group Ltd.]




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